November 12, 2004

BY FACSIMILE AND EDGAR

Michael Clampitt, Esquire

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

450 Fifth Street NW

Washington, DC 20549

RE:	SFSB, Inc.
Registration Statement on Form SB-2
Registration No. 333-119128

Dear Mr. Clampitt:

Attached please find changed language to the language appearing on page 51 of Amendment No. 2 to the referenced registration statement.

Also attached is a change to page F-17 of the registrant’s financial statements.

On behalf of the registrant, we represent that the attached changes will appear in the 424(b) prospectus that is filed with the SEC.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Kenneth B. Abel

Kenneth B. Abel

Enclosure

cc (w/o enclosures):

David Lyon, Esq. (SEC)

Diane San Pedro, CPA (SEC)

Kevin Vaughn, CPA (SEC)

Philip Logan (SFSB, Inc.)

David Flair, CPA (Beard Miller Company LLP)

Frank C. Bonaventure, Jr., Esq. (Ober, Kaler)

Michael Clampitt, Esquire